

STEP 01

Talk with the AI in your favorite messenger



STEP 02

Solve any IP tasks with top providers worldwide



STEP 03

Track your IP portfolio online and in one place

IPNOTE

AI-powered global IP management platform, reducing patent and trademark registration costs by 5x

Highlights

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

Profitable

Profitable for prior 3 months and expect same in future

Regular Updates

Founders have a strong track record of investor updates.

1	$800K gross revenue in 2024
2	Almost 3x annual growth for 3 years
3	91% retention, $16,250 LTV
4	Customers from 60+ countries
5	$216B IP services market with a 7.5% CAGR
6	4.8-star rating on Trustpilot from over 70 reviews
7	12 years of expertise in IP industry
8	Fully proven marketing and sales channels

Team



Alex Levkin Founder, CEO/CPO

An experienced patent attorney who led his firm for a decade and is now revolutionizing the IP industry to make it accessible and affordable for all.

ipnote.pro in



Andrey Elagin Co-founder, BDO

Ph.D., serial deep tech entrepreneur with extensive experience managing a global IP portfolio in 50+ countries.

in



Alex Muntyan VP of Sales

With 12 years in sales leadership and customer success, Alex drove 500% revenue growth at ABBYY spin-off Smartcat, securing $7M in Series A funding from Matrix Partners. He also owns a consulting firm and advises B2B tech startups.

in



Kseniia Polozhentseva VP of Marketing

Serial digital entrepreneur with experience working with companies from the Forbes 100 largest companies by net profit rating



Join us in shaping the future of the intellectual property industry!

At iPNOTE, we bring together IP owners, law firms, and IP software solutions in a seamless online space. Our platform, powered by automation, AI, and integrations, provides a single hub to handle all IP tasks, reducing costs by up to 5x.

iPNOTE introduces a groundbreaking approach to IP management, merging software, expert services, AI, and personalized management into a unique solution — **IP Management as a Service (IPMaaS).**

Founded in 2022, iPNOTE is growing fast—tripling our net revenue annually. We're already operationally profitable and are on track to achieve full profitability, including all capital expenses.

Our sales and marketing team and processes are fully built and tested, and our unit economics are solid. We are growing quickly in organic traffic and achieved 4,500 clicks from Google in November, a 5x increase over July. The average cost per lead has dropped to less than $100.

Many of our clients, especially IP law firms, have shown strong interest in investing, and we finally found the ideal platform to organize this through Wefunder.

While we're preparing to raise a traditional seed round in Q2'25, we're raising an additional $50,000-$124,000 in a community round to boost our metrics.

This funding will go directly toward marketing, allowing us to acquire up to 60 new B2B customers and generate an estimated $975K in lifetime value (LTV).*

We hope that in five years, iPNOTE will become an essential tool for every IP-related person worldwide, processing turnover exceeding $1 billion annually. Like a flywheel, it requires immense effort to get started, but once it builds momentum, it becomes unstoppable.



Market
iPNOTE
24 mln IP rights are filed every year
$9,000 is a full cost for each IP
Registration takes 1-3 years
Each IP goes through at least 5 stages
Local IP attorney required for foreign filings
$216B TAM
7.5% CAGR

The **$216 billion global IP market**, growing at **7.5% annually**, presents a massive opportunity. With just **0.5% market share**, there's room for a unicorn – and **iPNOTE is ready to seize it.**

iPNOTE
IP Management Deadlock

Burning Money

Hiring large law firms?

- higher costs
- limited control



OR

Wasting Time

Managing multiple contractors?

- time-consuming
- misaligned processes

iPNOTE is a game-changing **IP Management-as-a-Service approach** for tech companies expanding their international IP portfolios—streamlining all IP matters in a single platform to **save time, cut costs, and maintain full control** over their intellectual property.

Companies are often forced to choose between two costly options:

Spending more money by outsourcing work to a large law firm that covers multiple jurisdictions

Spending more time sourcing and negotiating with local patent agents in each jurisdiction and managing the process internally.

iPNOTE
Solution
1. Talk with AI
Design Registration / UK / Butterfly Hair Clip
Cosmovici Intell...
Sterling Lawyers ...
UAB METIDA
2. Choose the best provider
3. Track your IP portfolio online



iPNOTE combines **AI guidance, a global provider marketplace, and seamless portfolio management**, creating a **one-stop solution** for businesses and IP professionals worldwide.

professionals worldwide.



Business Model

SaaS-enabled marketplace

14.5% fee on $1,184 average transaction

Subscriptions for IP providers:
up to $12,990/year

IP management subscriptions:
up to $11,880/year



Our **SaaS-enabled marketplace** balances **recurring and transactional revenue**, driving **stable, predictable growth** and enabling us to scale efficiently without heavy investments.



Unit economics



$16,250+ LTV

$2,000 CAC

91% Retention

With **optimized acquisition costs, exceptional retention rates, and strong customer lifetime value**, iPNOTE builds a **solid foundation for sustainable** and profitable growth.



Team



ALEX LEVKIN
Founder, CEO & CPO

Serial entrepreneur, global IP expert and patent attorney who led his firm for a decade and is now revolutionizing the IP industry.



ANDREY ELAGIN
Co-founder, BDO

Ph.D., serial deep tech entrepreneur with extensive experience managing a global IP portfolio in 50+ countries.



ALEX MUNTYAN
VP of Sales

Entrepreneur with over 10 years of experience in sales leadership and customer success, with a demonstrated history of driving revenue growth for top-tier software companies



KSENIA POLOZHENTSEVA
VP of Marketing

Seasoned digital entrepreneur with a strong marketing background and a proven track record of successful collaborations with Forbes Top 100 companies.

Led by a team of **seasoned entrepreneurs and industry experts**, iPNOTE combines deep expertise in **IP law, technology, sales, and marketing**, ensuring we're equipped to succeed on a global scale



Advisors



ROBERT FICHTER
Advisor, Active User

Patent attorney who managed **multi million IP law firm (Dennemeyer & Associates)** for 15 years and built it up from 10 people in Luxembourg to 300 people across 14 offices on each continent



ALEXANDER STRUNKIN
Advisor/Investor

Venture Partner in Pioneer Fund, General Partner of LL5 Ventures Serial founder and investor that have advised or invested in 50 startups



KSENIA CHABANENKO
Advisor

A seasoned global PR and MarCom leader with 20+ years of experience in communications in the TECH industry



VADIM KEFFLER
Advisor

More than 10 years in M&A and private equity, developed several startups with $150M total funding amount

Guided by **industry leaders in IP management, PR and venture capital,** iPNOTE benefits from **unparalleled strategic insight and experience** to navigate growth and innovation

At **iPNOTE**, we're not just building a platform – we're building the **future of intellectual property management**. Join us in shaping this future and **unlock the full potential of your IP portfolio.** 🚀



APPENDIX A

www.ipnote.pro



Gross Revenue*



1,035+
completed orders

in **123+**
countries

$1,110
average check

*Total value of transactions and subscriptions occured on a platform



Net Revenue



$239k
net revenue
in 2024

~30%
QoQ Growth

~50/50
recc./trans.

Customer Reach





1,800+
registered users

56+
customer countries

49
core clients & core
IP law firms

Customer Acquisition





447 qualified leads

12,1%

54 one-time customers

<$100
cost per lead

35,2%

27 repeat customers

14,8%

8 core clients

+17 core IP law Firms

$94,233
spent in 2024

$609,000
potential LTV

Organic Growth*



Read more about our SEO strategy on LinkedIn

5.28x
organic growth
in 5 months

41.2%
organic leads

$1,777
monthly budget

Unit Economics



$24,360
average LTV

$3,769
average CAC

6.5
LTV/CAC ratio



Customer Retention



Quarterly cohorts
50
40
30
20
10
0
Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24
Q4 24
Q3 24
Q2 24
Q1 24
Q4 23
Q3 23
Q2 23
Q1 23
Q4 22
Q3 22
Q2 22
Q1 22
Q4 21

88%
customer retention

107%
net revenue retention

8.3 years
customer lifetime



APPENDIX B

CUSTOMERS



www.ipnote.pro



---

customer
1 review · JP
★★★★★ Verified · 26 minutes ago

Customer Support and High Quality Draft

The existence of customer support is first thing helpful for new customer like us. The person recommends suitable firm in the respect of budgetary and technological area. It ease our anxiety of first try. Second thing was actual recommended firm gave us a high quality drafts. Communication and their understanding of relating area was quite good. The claims covers more than what I want it to cover. I'm satisfied with the service.



Jeffrey Tyan

Alexey S
1 review · GB
★★★★★ · Apr 25, 2024

We've been using iPnote for our TM...

We've been using iPnote for our TM registration in the last couple of years. Very happy with the software they've built and also with the support they've been providing to us. Highly recommend giving it a go.



G CH



CC T.T.
1 review · AU
★★★★★ · Mar 13, 2024

Wow what a great service and you will...

Wow what a great service and you will find that the providers are much cheaper than goig direct. All the attorneys are screened and verified so no need to wonder if you are buying a legitimate service. Have used twice so far and will use again.



1 review · US

★★★★★ Jan 31, 2024

First-timer!

First time going through them and they did not disappoint! I got my trademarked filed right away, and Ian clearly explained everything to me! Great service and fair price!! Plan on using them again!

CU customer
1 review · US

★★★★★ Verified Aug 28, 2023

10/10 Experience

I've had great experience with ipnote.pro: the most valuable part was the personal assistance program, I had to pay extra buck for it, but it was absolutely worth it. Also: lots of offers from various providers, great payment arrangement with money back guarantee (had to use it for one of the providers).

4 reviews · AR

★★★★★ Oct 9, 2024

Great experience

Great experience, fast response, very good knowledge, happy to work with them.

IA IAF
1 review · TR

★★★★★ Jul 18, 2024

Verified

Expert in branding

ipnote is a good platform served by experienced and knowledgeable trademark registration agencies.

TH Theodore
2 reviews · ME

★★★★★ Verified Dec 25, 2023

If you decide to register your own trademark

I represent a team that plans to register its own trademark in Latin American countries. First, we hired a design bureau, which also develops branding. Our designers have created a large number of titles, of which we have selected three of the most interesting. But at this stage, our work stopped, since neither we nor our brand agency were asked whether it was possible to register any of these names in the right countries. We were sorely short of time. The iPnote service actually saved us. We saved a lot of time and money and finally realized that of the three names chosen, only one is free. Many thanks to the creators of the iPnote service. You have made a great service that really works and pays off instantly. We wish you and your service successful development. We have already told our brand agency about you and recommended that they start working with you.

View more reviews on Trustpilot

iPNOTE

Top Spenders (Small Business)

Name	Total spend ↓	Email	Payments	Dispute losses
[illegible]	$187,145.00 USD	[illegible]	99	$0.00 USD
[illegible]	$152,440.44 USD	[illegible]	166	$0.00 USD
[illegible]	$122,226.62 USD	[illegible]	86	$0.00 USD
[illegible]	$75,106.85 USD	[illegible]	23	$0.00 USD
[illegible]	$55,397.91 USD	[illegible]	59	$0.00 USD
[illegible]	$47,979.98 USD	[illegible]	94	$0.00 USD
[illegible]	$43,834.11 USD	[illegible]	12	$0.00 USD
[illegible]	$38,182.35 USD	[illegible]	49	$0.00 USD
[illegible]	$34,758.27 USD	[illegible]	6	$0.00 USD
[illegible]	$30,893.50 USD	[illegible]	18	$0.00 USD
[illegible]	$30,376.13 USD	[illegible]	18	$0.00 USD
[illegible]	$22,648.91 USD	[illegible]	4	$0.00 USD
[illegible]	$22,208.32 USD	[illegible]	20	$0.00 USD
[illegible]	$20,443.34 USD	[illegible]	16	$0.00 USD
[illegible]	$15,322.62 USD	[illegible]	23	$0.00 USD
[illegible]	$14,556.34 USD	[illegible]	15	$0.00 USD
[illegible]	$14,430.00 USD	[illegible]	17	$0.00 USD
[illegible]	$13,921.47 USD	[illegible]	26	$0.00 USD
[illegible]	$13,477.16 USD	[illegible]	19	$0.00 USD
[illegible]	$12,820.00 USD	[illegible]	5	$0.00 USD



Yainvest — Investor Behavior Impact (IBI)™
Mi LABORATORIES
AVARE GROUP
Mighty Buildings™
Nucular
FIXAR
ELECTE
WOWCUBE™



iPNOTE

Corporations in Our Pipeline



umicore - 3,000+ patents, 40 IP specialists, $20M+ annual budget

VusionGroup - 900+ patents, growing IP team, $10M+ annual budget

elmos - 2,500+ patents, $15M+ annual budget



WACKER - 12,000+ patents, 5 in-house attorneys, $40M+ budget

Try iPNOTE for free - https://ipnote.pro/

Forward-looking projections are not guaranteed.